Exhibit 99.1

ROGERS CABLE INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED JUNE 30, 2006

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 21 of our 2005 Annual Consolidated Financial Statements for a summary of the differences between Canadian GAAP and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of July 31, 2006.

In January 2006, Rogers Communications Inc. (“RCI”), the parent of Rogers Cable Inc., completed a reorganization whereby Rogers Cable Inc. acquired substantially all of the operating subsidiaries of Rogers Telecom Holdings Inc. (“RTHI”). The operations of RTHI’s subsidiaries (collectively, “Telecom”) had previously been a separate operating segment of RCI. As a result of this reorganization, the businesses formerly conducted by Telecom are now conducted by Rogers Cable Inc. Effective January 2006, the reportable segments of Rogers Cable Inc. are as follows: Cable and Internet; Rogers Business Solutions; Rogers Home Phone and Video Stores.

In this MD&A, the terms “Cable and Telecom”, “we”, “us”, and “our” refer to Rogers Cable Inc. and our subsidiaries. References to “Rogers” and the “Rogers group of companies” are to RCI together with its subsidiaries. Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are Canada’s largest cable television company and also a national, full-service, facilities-based telecommunications alternative to the traditional telephone companies.

Our Cable and Internet segment serves approximately 2.3 million basic cable subscribers at June 30, 2006, representing approximately 29% of basic cable subscribers in Canada. At June 30, 2006, we also provided digital cable services to approximately 1.0 million households and residential Internet service to approximately 1.2 million households.

Through our Rogers Home Phone segment, we offer local telephone and long distance services to residential customers with both voice-over-cable and circuit-switched technologies. We target Canada’s largest metropolitan areas and have almost 550,000 subscriber lines as at June 30, 2006.

Our Rogers Business Solutions segment offers local and long distance telephone, enhanced voice and data services, and Internet Protocol (“IP”) access and application solutions to Canadian businesses and governments of all sizes, as well as making most of these offerings available on a wholesale basis to other telecommunications providers. At June 30, 2006, we have 187,800 local line equivalents and 44,200 broadband circuits.

Rogers Cable Inc.	- 1 -	Second Quarter 2006

Our Rogers Video segment offers digital video disc (“DVD”), videocassette and video game sales and rentals through Canada’s second largest chain of video rental stores. There were 299 Rogers Video stores at June 30, 2006, many of which provide customers with the ability to purchase Rogers’ products and services, to pay their Rogers’ cable television, internet, telephone, or wireless bills and to pick up or return Rogers digital and cable modem equipment.

We remain focused on offering customers bundled product solutions with all services on one bill, offering a seamless communications solution from a single provider which increases both revenue per customer and total customer life through reduced churn.

As discussed above, we are wholly owned by RCI. RCI is a diversified Canadian communications and media company which, in addition to its ownership in Cable and Telecom, provides wireless voice and data telecommunications services through Canada's only carrier operating on the world standard GSM technology platform, Rogers Wireless Inc. (“Wireless”); and in radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Rogers Media”), collectively referred to herein as the “Rogers Group of Companies”.

BASIS OF PRESENTATION

On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction. Call-Net was subsequently renamed Rogers Telecom Holdings Inc. (“RTHI”). On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to Rogers Cable Inc.

In accordance with GAAP as it applies to such transfers of ownership interests within a group of companies subject to common control, the comparative figures presented in the consolidated financial statements and this MD&A have been restated to reflect the financial position and the results of operations of Cable and Telecom as if Rogers Cable Inc. and these former operating subsidiaries of RTHI had been combined since their inception. Therefore, the reported income of Cable and Telecom includes the income of these former operating subsidiaries of RTHI for all of 2005, rather than from the July 1, 2005 date when RCI acquired RTHI. Additionally, comparative balance sheet information at December 31, 2005 reflects the combined financial position of Rogers Cable Inc. and the operating subsidiaries of RTHI.

Rogers Cable Inc.	- 2 -	Second Quarter 2006

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS

For the Three and Six Months Ended June 30, 2006

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Cable	$355.4	$318.7	11.5	$697.8	$636.8	9.6
Internet	131.0	108.6	20.6	253.2	214.5	18.0
Rogers Home Phone	85.8	77.5	10.7	166.2	150.9	10.1
Rogers Business Solutions	143.5	138.9	3.3	292.5	279.9	4.5
Video stores	72.2	74.7	(3.3)	153.2	158.4	(3.3)
Intercompany eliminations	(1.0)	(1.0)	-	(2.0)	(2.0)	-
Total operating revenue	786.9	717.4	9.7	1,560.9	1,438.5	8.5

Operating expenses
Cable and Internet	276.3	254.2	8.7	545.4	500.6	8.9
Rogers Home Phone	80.9	62.9	28.6	156.7	122.3	28.1
Rogers Business Solutions	126.1	126.6	(0.4)	262.3	250.5	4.7
Video stores (2)	70.6	72.0	(1.9)	150.0	148.5	1.0
Integration costs (3)	1.6	-	n/m	4.4	-	n/m
Management fees	15.8	10.0	58.0	31.2	20.1	55.2
Intercompany eliminations	(1.0)	(1.0)	-	(2.0)	(2.0)	-
Total operating expenses	570.3	524.7	8.7	1,148.0	1,040.0	10.4

Operating profit (1)
Cable and Internet	210.1	173.1	21.4	405.6	350.7	15.7
Rogers Home Phone	4.9	14.6	(66.4)	9.5	28.6	(66.8)
Rogers Business Solutions	17.4	12.3	41.5	30.2	29.4	2.7
Video stores (2)	1.6	2.7	(40.7)	3.2	9.9	(67.7)
Integration costs (3)	(1.6)	-	n/m	(4.4)	-	n/m
Management fees	(15.8)	(10.0)	58.0	(31.2)	(20.1)	55.2
Total operating profit	216.6	192.7	12.4	412.9	398.5	3.6

Other income (expenses)	18.3	(229.1)	n/m	(212.9)	(471.6)	n/m
Income (loss) for the period	$234.9	$(36.4)	n/m	$200.0	$(73.1)	n/m

Operating profit margin: (1)
Cable and Internet	43.2%	40.5%		42.6%	41.2%
Rogers Home Phone	5.7%	18.8%		5.7%	19.0%
Rogers Business Solutions	12.1%	8.9%		10.3%	10.5%
Video stores	2.2%	3.6%		2.1%	6.3%

Additions to property, plant and equipment ("PP&E") (1)
Cable and Internet	$106.9	$136.3	(21.6)	$188.7	$223.1	(15.4)
Rogers Home Phone	37.5	39.1	(4.1)	59.1	64.6	(8.5)
Rogers Business Solutions	16.3	22.4	(27.2)	23.8	30.5	(22.0)
Video stores	1.3	4.2	(69.0)	2.4	7.8	(69.2)
Total additions to PP&E	$162.0	$202.0	(19.8)	$274.0	$326.0	(16.0)

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Video store operating expenses for the three and six months ended June 30, 2006 include a charge of $0.4 million and $5.2 million, respectively, related to the closure of 21 Video stores.
(3)    Integration costs incurred relate to the integration of the operations of Telecom.

Rogers Cable Inc.	- 3 -	Second Quarter 2006

Total operating revenue for the three and six months ended June 30, 2006 increased $69.5 million or 9.7 % and $122.4 million or 8.5%, respectively, from the corresponding periods in 2005, due to the organic growth of Cable and Internet revenues of $59.1 million and $99.7 million, respectively, incremental Rogers Home Phone revenues of $8.3 million and $15.3 million, respectively, and growth in Rogers Business Solutions of $4.6 million and $12.6 million, respectively. These increases in revenue were offset by a decline in Video Stores revenues of $2.5 million and $5.2 million for the three and six months ended June 30, 2006, respectively.

Total operating profit for the three and six months ended June 30, 2006 increased $23.9 million, or 12.4%, to $216.6 million and $14.4 million, or 3.6%, to $412.9 million, respectively, from the corresponding periods last year. The three and six month changes were driven by the following: increases in the Cable and Internet segment of $37.0 million and $54.9 million, respectively; and increases in the Rogers Business Solutions segment of $5.1 million and $0.8 million, respectively. These increases were partially offset by decreases in the Rogers Home Phone segment of $9.7 million and $19.1 million for the three and six month periods ended June 30, 2006, respectively; and decreases in the Video Stores segment of $1.1 million and $6.7 million for the three and six month periods ended June 30, 2006, respectively. During the three and six months ended June 30, 2006, we recorded corporate expenses of $17.4 million and $35.6 million, respectively, comprised of $1.6 million and $4.4 million, respectively, of integration expenses and $15.8 million and $31.2 million, respectively, of management fees.

See the following segment discussions for a detailed discussion of operating results.

Reconciliation of Operating Profit to Income (Loss) for the Period

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with operating income and net income as defined under Canadian GAAP. The following section should be read in conjunction with the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2006 for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating profit (1)	$216.6	$192.7	12.4	$412.9	$398.5	3.6
Depreciation and amortization	(159.6)	(151.6)	5.3	(319.9)	(312.5)	2.4
Operating income	57.0	41.1	38.7	93.0	86.0	8.1
Interest expense	(61.3)	(72.0)	(14.9)	(127.8)	(149.4)	(14.5)
Foreign exchange gain (loss)	4.5	(3.8)	n/m	1.3	(5.0)	n/m
Change in the fair value of derivative instruments	0.3	0.2	50.0	0.6	1.2	(50.0)
Other expense	(0.4)	(0.4)	-	(0.7)	(2.6)	(73.1)
Income tax recovery (expense)
Current	1.3	(1.5)	n/m	0.1	(3.3)	n/m
Future	233.5	-	n/m	233.5	-	n/m
Income (loss) for the period	$234.9	$(36.4)	n/m	$200.0	$(73.1)	n/m

 (1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	- 4 -	Second Quarter 2006

Depreciation and Amortization Expense

Depreciation and amortization expense in the three and six months ended June 30, 2006 increased $8.0 million, or 5.3%, and $7.4 million, or 2.4%, respectively, compared to the corresponding periods of 2005 due to the additions to property, plant and equipment.

Operating Income

Operating income for the three and six months ended June 30, 2006 was $57.0 million and $93.0 million, respectively, an increase of $15.9 million, or 38.7%, and $7.0 million, or 8.1%, respectively, from the $41.1 million and $86.0 million earned in the corresponding periods of 2005.

Interest on Long-Term Debt

Interest expense for the three and six months ended June 30, 2006, including interest expense on intercompany debt, decreased by $10.7 million to $61.3 million, and by $21.6 million to $127.8 million, respectively, compared to the corresponding periods in 2005. Interest expense for the three and six months ended June 30, 2005 includes $7.7 million and $15.3 million, respectively, related to the interest-bearing demand promissory notes payable to RTHI which account for the majority of the decrease in interest expense. In addition, there was a greater percentage of lower cost floating rate debt during the three and six months ended June 30, 2006, compared to the corresponding periods in 2005.

Foreign Exchange Gain

The $4.5 million and $1.3 million foreign exchange gain in the three and six month periods ended June 30, 2006, respectively, was primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar during the second quarter of 2006 compared to 2005.

Change in Fair Value of Derivative Instruments

The gain of $0.3 million and $0.6 million in fair value of derivative instruments in the three and six months ended June 30, 2006, respectively was a result of the strengthening of the Canadian dollar relative to the U.S. dollar.

Other Expense

The $0.4 million and $0.7 million in other expense in the three and six months ended June 30, 2006, respectively, was primarily due to losses on sale of property, plant and equipment.

Income Taxes

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of the LCT, a current income tax recovery of $1.3 million has been recorded for the three month period ended June 30, 2006 (2005 - $1.5 million expense) to reverse amounts expensed during the previous quarter.

Rogers Cable Inc.	- 5 -	Second Quarter 2006

We recorded a future income tax recovery for the three and six month periods ended June 30, 2006 of $233.5 million resulting primarily from the reduction of the valuation allowance. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and available tax planning strategies involving RCI and its subsidiaries. Based on management's estimate of the expected realization of future income tax assets during the current period, we reduced the valuation allowance recorded against certain future income tax assets by $459.9 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $226.4 million of the reduction in the valuation allowance related to a valuation allowance recorded against future income tax assets related to the former operating subsidiaries of RTHI which existed on the date of a financial reorganization and comprehensive revaluation in 2002. Accordingly, the reversal of this portion of the valuation allowance has been reflected as a reduction in intangible assets of $6.0 million and $220.4 million has been recorded as a credit to the deficit in shareholders’ equity, consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation.

SEGMENT REVIEW AND ANALYSIS

As discussed previously under the “Basis of Presentation”, the financial and operational information of Cable and Telecom presented for prior year periods are restated to reflect the financial position and results of operations as if the companies had been combined since their inception.

CABLE AND INTERNET

Cable and Internet Financial and Operating Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Cable	$355.4	$318.7	11.5	$697.8	$636.8	9.6
Internet	131.0	108.6	20.6	253.2	214.5	18.0
Total	486.4	427.3	13.8	951.0	851.3	11.7

Operating expenses
Sales and marketing expenses	$30.9	$33.8	(8.6)	$61.4	$64.6	(5.0)
Operating, general and administrative expenses	245.4	220.4	11.3	484.0	436.0	11.0
Total	276.3	254.2	8.7	545.4	500.6	8.9

Operating profit (1)	$210.1	$173.1	21.4	$405.6	$350.7	15.7
Operating profit margin (1)	43.2%	40.5%		42.6%	41.2%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	- 6 -	Second Quarter 2006

	Three Months Ended June 30,			Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU)	2006	2005	Chg	2006	2005	Chg
Cable homes passed				3,428.3	3,333.2	95.1

Basic cable, net loss	(6.3)	(11.1)	4.8	(10.0)	(16.3)	6.3
Basic cable subscribers				2,253.8	2,238.3	15.5
Core cable ARPU (1)	$52.55	$47.34	$5.21	$51.52	$47.20	$4.32

Internet, net additions	21.6	33.0	(11.4)	62.0	84.2	(22.2)
Internet subscribers (residential) (2)				1,198.2	1,015.5	182.7
Internet ARPU (1) (2)	$36.79	$35.55	$1.24	$36.62	$35.83	$0.79

Digital terminals, net additions	64.5	75.4	(10.9)	147.6	128.4	19.2
Digital terminals in service				1,287.2	924.0	363.2
Digital households, net additions	38.9	56.9	(18.0)	88.9	93.7	(4.8)
Digital households				1,002.2	769.1	233.1

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Prior year Internet subscribers and ARPU have been reclassified to include only residential subscribers.

Cable Revenue

The increases in Cable revenue for the three and six months ended June 30, 2006 reflect price increases, growing penetration of our digital products and our continued up-selling of customers into enhanced digital programming packages. The price increases on service offerings effective July 2005 and March 2006 contributed to the cable revenue growth by $25.4 million and $39.5 million for the three and six months ended June 30, 2006, respectively. The net impact of the growth in digital revenues offset partially by more discounts associated with increasing adoption of our bundled packages was $11.3 million and $21.7 million for the three and six months ended June 30, 2006, respectively.

The digital subscriber base has grown by 30.3% from June 30, 2005 to June 30, 2006 to surpass one million subscribers and reach 44.5% penetration of basic cable customers. The demand for our high definition and personal video recorder digital equipment combined with our Personal TV marketing campaign were contributors to the growth in our digital subscriber base of 38,900 and 88,900 households in the three and six months ended June 30, 2006, respectively. The sequential slowdown in net additions from the first quarter of 2006 is reflective of seasonality, timing of promotional activities and price increases.

Internet (Residential) Revenue

The increases in Internet revenues for the three and six months ended June 30, 2006 from the corresponding periods in 2005 reflect primarily the 17.9% year-over-year increase in the number of Internet subscribers and certain price increases for our Internet offerings. The growth in Internet revenues was partially offset due to more subscribers signing up for discounted bundle packages. As a result of the price increases, the average monthly revenue per Internet subscriber has increased in both the quarter and year-to-date period from the corresponding periods in 2005.

The year-over-year reduction in the growth rate of our Internet additions to the subscriber base compared to the corresponding periods in 2005 reflect a combination of the timing of promotional activities and price increases made in March 2006. With the Internet subscriber base now at approximately 1.2 million, we have 53.2% Internet penetration of basic cable households, and 35.0% penetration as a percentage of all homes passed by our cable networks.

Rogers Cable Inc.	- 7 -	Second Quarter 2006

Cable and Internet Operating Profit

The decline in Cable and Internet sales and marketing expenses of $2.9 million and $3.2 million for the three and six months ended June 30, 2006, respectively, reflects the timing and manner of promotional activities. The year-over-year increases in operating, general and administrative costs were driven by the substantial increase in our digital cable and Internet penetration resulting in higher costs associated with programming content, customer care, technical service and administration associated with the support of the larger subscriber bases.

As a result, the Cable and Internet operating profit for both the three and six months ended June 30, 2006 increased from the corresponding periods in 2005. The Cable and Internet operating profit margins also increased for the same periods reflecting the growth in revenue which outpaced the growth in operating expenses.

ROGERS HOME PHONE

Rogers Home Phone Financial and Operating Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$85.8	$77.5	10.7	$166.2	$150.9	10.1

Operating expenses
Sales and marketing expenses	$22.5	$8.7	158.6	$39.7	$17.1	132.2
Operating, general and administrative expenses	58.4	54.2	7.7	117.0	105.2	11.2
Total operating expenses	80.9	62.9	28.6	156.7	122.3	28.1

Operating profit (1)	$4.9	$14.6	(66.4)	$9.5	$28.6	(66.8)
Operating profit margin (1)	5.7%	18.8%		5.7%	19.0%

(1)	As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

	Three Months Ended June 30,			Six Months Ended June 30,
(Subscriber statistics in thousands)	2006	2005	Chg	2006	2005	Chg
Cable telephony subscriber lines
Net additions (1)	68.0	-	68.0	116.8	-	116.8
Total cable telephony subscriber lines				164.7	-	n/a
Circuit-switched subscriber lines
Net additions (losses and migrations) (1)	(20.1)	14.5	(34.6)	(8.7)	39.9	(48.6)
Total circuit-switched subscriber lines			-	382.0	344.7	37.3

(1)	Includes approximately 9,000 migrations from circuit-switched to cable telephony.

Rogers Home Phone Revenue

The growth in Rogers Home Phone revenues for the first quarter and year-to-date compared to the corresponding periods in 2005 is mainly a result of incremental revenues from Rogers Home Phone voice-over-cable service of $11.5 million and $17.2 million, respectively, which was

Rogers Cable Inc.	- 8 -	Second Quarter 2006

launched in July 2005 and which added 68,000 and 116,800 net new lines, respectively, in the three and six month periods ended June 30, 2006. Partially offsetting this increase is a decline in the number of circuit-switch local subscribers of 20,100, of which approximately 9,000 is due to the migration of those subscribers from circuit-switched lines to cable telephony lines within our cable territory. This growth in the Rogers Home Phone subscriber base contributed to incremental local service revenues of approximately $13.4 million and $25.8 million for the three and six months ended June 30, 2006, respectively.

Partially offsetting the growth of the Rogers Home Phone local service revenue was a decline of approximately $1.1 million and $3.6 million in long distance revenues for the three and six months ended June 30, 2006, respectively, reflecting ongoing declines in pricing and usage.

In addition, the Rogers Home Phone revenues in 2005 included $4.0 million and $6.9 million associated with the resale of Wireless‘s products and services for the three and six months ended June 30, 2005, respectively. These subscribers and related revenues were transferred to Wireless in September 2005.

Rogers Home Phone Operating Profit

The significant growth and expansion of both operations and sales and marketing associated with the launch of the cable telephony service and overall increase in subscribers drove the increases in operating expenses of $18.0 million and $34.4 million for the three and six months ended June 30, 2006, respectively. In addition, a change in the Canadian Radio-television and Telecommunications Commission (“CRTC”) win-back rules from 12 months to 3 months resulted in additional costs associated with increased retention activities.

The year-over-year decreases in both the Rogers Home Phone operating profit and operating profit margins for the three and six months ended June 30, 2006 primarily reflect the additional costs associated with the scaling and rapid growth of our cable telephony service.

ROGERS BUSINESS SOLUTIONS

Rogers Business Solutions Financial and Operating Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$143.5	$138.9	3.3	$292.5	$279.9	4.5

Operating expenses
Sales and marketing expenses	$17.7	$17.9	(1.1)	$34.2	$35.5	(3.7)
Operating, general and administrative expenses	108.4	108.7	(0.3)	228.1	215.0	6.1
Total operating expenses	126.1	126.6	(0.4)	262.3	250.5	4.7

Operating profit (1)	$17.4	$12.3	41.5	$30.2	$29.4	2.7
Operating profit margin (1)	12.1%	8.9%		10.3%	10.5%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	- 9 -	Second Quarter 2006

	Three Months Ended June 30,			Six Months Ended June 30,
(Subscriber statistics in thousands)	2006	2005	Chg	2006	2005	Chg
Local line equivalents (1)
Net additions	8.3	5.9	2.4	16.2	10.8	5.4
Total local line equivalents				187.8	164.9	22.9

Broadband data circuits (2)
Net additions	1.1	1.2	(0.1)	2.6	3.7	(1.1)
Total broadband data circuits				44.2	36.1	8.1

(1)    Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) quantified as 23 voice lines each.
(2)    Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL-x, E10/100/1000, OC-n and DS-n.

Rogers Business Solutions Revenue

The increase in Rogers Business Solutions revenues reflects growth in each of local, data and long distance components of revenue. During the three and six months ended June 30, 2006, data revenues grew by $1.7 million and $6.1 million, respectively, compared to the corresponding periods of 2005. Local services also grew by $2.5 million and $4.8 million, respectively, and long distance grew by $0.4 million and $1.7 million, respectively, during the three and six months ended June 30, 2006 compared to the corresponding periods of 2005.

Rogers Business Solutions ended the quarter with 187,800 local line equivalents and 44,200 broadband data circuits in service at June 30, 2006, representing year-over-year growth rates of 13.9% and 22.4%, respectively.

The increases in long distance revenue resulted from the increases in volume of 8.0% and 28.6% for the three and six months ended June 30, 2006, respectively. The volume increases were partially offset by the ongoing declines in average revenue per minute, which decreased 6.7% and 5.9%, for the three and six months ended June 30, 2006, respectively. The increase in long distance volume is also related to the intercompany sale of long distance to Wireless.

Rogers Business Solutions continues to focus on selling local and data products, especially IP-enabled solutions, thereby decreasing its reliance on long distance. The combination of local and data revenue represented 57.0% and 56.8% of total revenue for the three and six months ended June 30, 2006, respectively.

Rogers Business Solutions Operating Profit

Carrier charges which are included in operating, general and administrative expenses increased by $3.1 million and $16.6 million to $76.3 million and $160.6 million for the three and six months ended June 30, 2006. Carrier charges represent approximately 53.1% and 54.9% of revenue in the three and six months ended June 30, 2006, respectively, compared to 52.7 % and 51.4% of revenue in the corresponding periods of 2005. The carrier charges in the three months ended June 30, 2006 include a net one time reduction to costs of approximately $4.4 million which are associated with regulatory decisions. The year-to-date 2005 carrier costs include $3.4 million of credits related to regulatory changes recorded in the first quarter of 2005. The net increase in the quarter and year-to-date carrier charges is generally a function of higher volume, pricing pressures, mix, and long distance gross margins.

Rogers Cable Inc.	- 10 -	Second Quarter 2006

Partially offsetting the increases in carrier costs are reductions in other operating, general and administrative expenses relating to cost efficiencies and additional regulatory decision cost adjustments. Operating, general and administrative expenses for the three months ended June 30, 2006 includes another one-time reduction to costs of approximately $1.6 million related to a retroactive regulatory decision.

As a result of these changes, Rogers Business Solutions margins increased to 12.1% for the three months ended June 30, 2006, compared to 8.9% for the corresponding period in 2005, and the margins decreased to 10.3% in the six months ended June 30, 2006, compared to 10.5% in the corresponding period in 2005 mainly due to the higher carrier charges discussed above.

VIDEO STORES

Video Stores Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue	$72.2	$74.7	(3.3)	$153.2	$158.4	(3.3)

Operating expenses	70.6	72.0	(1.9)	150.0	148.5	1.0

Operating profit (2)	$1.6	$2.7	(40.7)	$3.2	$9.9	(67.7)
Operating profit margin (2)	2.2%	3.6%		2.1%	6.3%

(1)    As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.
(2)    Operating, general and administrative expenses for the three and six months ended June 30, 2006 include $0.4 million and $5.2 million, respectively, of costs related to the closure of 21 Video stores.

Video Stores Revenue

During the three and six months ended June 30, 2006, revenues at our Rogers Video ("Video") stores showed a modest decline of 3.3% in both periods, primarily due to lower video rental and sales revenues. Initiatives were introduced to increase customers’ spending, which resulted in dollars per transaction increasing 15.8% and 14.3% in the three and six months ended June 30, 2006 compared to the same periods last year, respectively; however same-store revenues decreased 1.0% and 3.8% compared to the corresponding periods in 2005 due to a decrease in total visits.

Video Stores Operating Profit

Operating profit from Video stores of $1.6 million and $3.2 million for the three and six months ended June 30, 2006, respectively, decreased by $1.1 million and $6.7 million from the corresponding periods in 2005. The year-over-year decline in Video stores operating profit relates primarily to the decline in revenues and the charges associated with the closing of 21 Video stores.

Rogers Cable Inc.	- 11 -	Second Quarter 2006

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system are on-going and highly capital-intensive. We categorize our additions to PP&E according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, our Cable and Internet additions to PP&E are classified into the following five categories:

•    Customer premises equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and the associated installation costs;
•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs of our cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Cable and Internet PP&E additions
Customer premise equipment	$54.4	$61.8	(12.0)	$97.1	$105.4	(7.9)
Scaleable infrastructure	25.1	44.0	(43.0)	37.0	63.7	(41.9)
Line extensions	11.7	12.1	(3.3)	26.4	24.0	10.0
Upgrade and rebuild	2.8	1.0	180.0	3.3	1.0	n/m
Support capital	12.9	17.4	(25.9)	24.9	29.0	(14.1)
	106.9	136.3	(21.6)	188.7	223.1	(15.4)
Rogers Home Phone PP&E additions	37.5	39.1	(4.1)	59.1	64.6	(8.5)
Rogers Business Solutions PP&E additions	16.3	22.4	(27.2)	23.8	30.5	(22.0)
Video Stores PP&E additions	1.3	4.2	(69.0)	2.4	7.8	(69.2)
	$162.0	$202.0	(19.8)	$274.0	$326.0	(16.0)

The declines in Cable and Internet PP&E additions are primarily attributable to lower spending on scaleable infrastructure related to Video On Demand capacity, transport network and head-end as well as lower spending on customer premise equipment related to digital terminals and cable modems.

The declines in additions to Rogers Home Phone PP&E compared to the corresponding periods in 2005 are primarily due to a decline in scaleable infrastructure costs given the completion of certain build-out activities in the prior year, partially offset by an increase in variable growth related subscriber capital and incremental spending on information technology integration costs.

The declines in additions to Rogers Business Solutions PP&E compared to the corresponding periods in 2005 reflect differences in the timing of certain expenditures.

Rogers Cable Inc.	- 12 -	Second Quarter 2006

LIQUIDITY AND CAPITAL RESOURCES

Operations

Cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effect of all non-cash items from the loss for the period, was $176.5 million for the three months ended June 30, 2006 compared to $134.4 million in the corresponding period of 2005.

Taking into account the changes in non-cash working capital items for the three months ended June 30, 2006, cash generated from operations was $127.3 million compared to $141.7 million in the corresponding period of 2005.

Funds raised in the three months ended June 30, 2006 totalled $183.3 million, comprised of cash flow from operations of $127.3 million together with $56.0 million of net drawdowns under our bank credit facility.

Funds used during the three months ended June 30, 2006 totalled approximately $190.5 million, the details of which include:

•    Funding of $160.5 million additions to PP&E, net of $1.5 million change in non-cash working capital;

•    Funding of capital distributions to RCI of $18.0 million, consisting of our regular $6.0 million monthly distributions;

•    Funding additions to video rental inventory of $11.0 million; and

•    Funding of an aggregate $1.0 million net repayment of intercompany advances owing to RCI.

Taking into account the cash deficiency of $0.9 million at the beginning of the period, the cash deficiency at the end of the period was $8.1 million.

Financing

Our long-term financial instruments are described in Note 8 to the 2005 Annual Audited Consolidated Financial Statements.

As described above, cash generated from operations together with drawdowns under our bank credit facility funded the $1.0 million net repayment of intercompany advances owing to RCI as well as $18.0 million capital distribution to RCI and our additions to PP&E and other expenditures described above.

Subsequent to June 30, 2006, we entered into an amendment to our bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of our public debt indentures. This provision basically provides that if we have two investment grade ratings on our debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under our deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by us. A similar amendment is being made in each of our cross-currency interest rate exchange agreements.

Rogers Cable Inc.	- 13 -	Second Quarter 2006

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualifications for accounting purposes analysis.

During the three months ended June 30, 2006, there was no change in our U.S. dollar-denominated debt or in our cross-currency interest rate exchange agreements. As a result, at June 30, 2006, 100% of our U.S. dollar-denominated debt remains hedged both on an economic basis and on an accounting basis, as noted below.

(In millions of dollars, except percentages)	June 30, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$1,530.0		US	$1,530.0

Hedged with cross-currency interest
rate exchange agreements	US	$1,530.0		US	$1,530.0

Hedged Exchange Rate		1.3837			1.3837

Percent Hedged		100.0	%(1)		100.0%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$3,127.0		Cdn	$3,010.0
Total long-term debt at fixed rates	Cdn	$2,742.0		Cdn	$2,742.0
Percent of long-term debt fixed		87.7%			91.1%

Weighted average interest rate on long-term debt		7.38%			7.38%

(1)    Pursuant to the requirements for hedge accounting under AcG-13, on June 30, 2006, Cable accounted for 100% of its cross-currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt so that 100% of our U.S. dollar-denominated debt was hedged on an accounting basis, as well as on an economic basis.
(2)    Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Cable Inc.	- 14 -	Second Quarter 2006

Outstanding Share Data

During the three months ended June 30, 2006, no shares were issued.

During the three months ended March 31, 2006, we issued 1,000,000 ninth preferred shares to RTHI, a related party, with a value of $654.0 million. These shares were issued to RTHI as consideration for the transfer of Telecom, that is, of all the operating subsidiaries of RTHI to the Company. We then immediately redeemed the 1,000,000 ninth preferred shares in exchange for a deeply subordinated non-interest bearing demand promissory note payable to RTHI which was then reassigned to RCI. The deeply subordinated non-interest bearing note was then set-off against a capital contribution from RCI.

Dividends and Distributions

During the six months ended June 30, 2006, we distributed $6.0 million per month, for an aggregate of $36.0 million, to RCI as a return of capital. The distributions were recorded as a reduction in the stated capital of our Class B Common shares and were permitted under all agreements governing our outstanding long-term debt.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements were previously summarized in our 2005 Annual MD&A and discussed in Note 12 and Note 20 of the 2005 Annual Consolidated Financial Statements. However, as a result of the transfer of the ownership of Telecom in January 2006 and as discussed in the “Basis of Presentation” section above, our material obligations are restated below to reflect those of Cable and Telecom at December 31, 2005.

	Less Than			After
(In thousands of dollars)	1 Year	1-3 Years	4-5 Years	5 Years	Total
Long-term Debt	$-	$450,000	$267,000	$1,958,827	$2,675,827
Derivative Instruments (1)	791	-	-	333,216	334,007
Mortgages and Capital Leases	589	-	-	-	589
Operating Leases	96,394	135,388	102,054	69,506	403,342
Purchase Obligations (2)	56,244	41,570	11,797	26,818	136,429
Other Long-term Liabilities	-	1,445	221	2,491	4,157

Total	$154,018	$628,403	$381,072	$2,390,858	$3,554,351

(1)    Amounts reflect net disbursements only.

Rogers Cable Inc.	- 15 -	Second Quarter 2006

(2)
Purchase obligations consist of agreements to purchase goods and services that are enforceable and legally binding and that specify all significant terms including fixed or minimum quantities to be purchased, price provisions and timing of the transaction. In addition, we incur expenditures for other items that are volume-dependent. Based on our approximately 2.3 million basic cable subscribers as of December 31, 2005, we estimate that our total payment obligation to programming suppliers and MDU building owners in 2006 will be approximately $460.9 million, including amounts payable to the copyright collectives, the Canadian programming production funds, and expenditures related to our Internet service for Internet interconnectivity and usage charges and our cable telephony service for interconnection to local and long distance carriers will be approximately $74.2 million. We also estimate that Video will spend approximately $60.0 million in 2006 on the acquisition of DVDs, videocassettes and video games (as well as non-rental merchandise) for rental or sale in Video stores. In addition, we expect to pay an additional amount of approximately $16.1 million in 2006 to movie studios as part of our revenue-sharing arrangements with those studios. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The only significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licensing process. Upon receiving the panel’s report, the Honourable Maxime Bernier, Minister of Industry, stated that he will review the report in the coming weeks and months and that any steps towards implementation of the report’s recommendations would follow such review.

CRTC Local Forbearance Decision

The CRTC released its Local Forbearance Decision on April 6, 2006. The incumbent phone companies will continue to be regulated until they lose 25% market share. The customer winback rules, which were reduced from 12 to three months, will be lifted when the incumbent phone companies lose 20% market share. The calculation of share loss is made separately for the residential and business segments, and also excludes market share lost to wireless. The market share in urban areas is measured over a census metropolitan area. In addition to the market share criteria, the phone companies have to comply with all the Quality of Service (“QoS”) indicators, which govern the facilities provided to competitors, for six months. These QoS indicators are very important to unbundled loop resellers such as Rogers Business Solutions. In addition, the incumbent local exchange providers must provide Ethernet access and transport service to competitors and must interconnect their Operations Support Systems (“OSS”) with those of competitors. We believe that this decision is consistent with the assumptions made in the business planning for our local telephone service. Canada’s incumbent telephone companies appealed the CRTC’s Local Forbearance Decision to the Cabinet.

Rogers Cable Inc.	- 16 -	Second Quarter 2006

Voice-over-Internet Protocol (“VoIP”) Cabinet Appeal

On May 5, 2006, the Federal Cabinet referred the CRTC’s Voice-over-Internet Protocol (“VoIP”) decision back to the CRTC for reconsideration. The Cabinet did not vary the terms of the decision or give the CRTC any direction regarding the decision. The appeal was launched by Canada’s incumbent telephone companies who argue that VoIP services offered by them should be completely deregulated. Deregulation of the incumbent’s VoIP services would make it more difficult for our local telephone services to become established in the marketplace.

Proposed Policy Direction to the CRTC on Telecommunications

On June 13, 2006, the Honourable Maxime Bernier, Minister of Industry, tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

Review of Certain Aspects of the Regulatory Framework for Over-The-Air Television

On June 12, 2006, the CRTC announced that they will hold a Public Hearing commencing on November 27, 2006 to review the regulatory framework for over-the-air television. The review will consider the contributions which over-the-air television licensees should make to the production, acquisition and broadcast of high-quality Canadian programming. The review will also examine, among other things, the possibility of levying a fee for carriage against Broadcasting Distribution Undertakings (“BDUs”) for the carriage of local over-the-air television signals. This proposal, if implemented, could significantly increase costs for broadcasting distribution undertakings including Cable.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005, except as follows:

Changes to the CRTC’s Regime for Local Telephone Competition Could Affect Our Delivery of Local Telephone Service.

As described above under the “Government Regulation and Regulatory Developments” section, the CRTC released its Local Forbearance Decision on April 6, 2006. While we believe that this decision is consistent with the assumptions made in the business planning for our local telephone service, Canada’s incumbent telephone companies have appealed the CRTC’s Local Forbearance Decision to the Federal Cabinet. A successful appeal could weaken the regulatory safeguards for new local telephone entrants, which would have a negative impact on our competitive local telephone service.

Rogers Cable Inc.	- 17 -	Second Quarter 2006

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that we define and describe in our 2005 Annual MD&A. While these key performance indicators are not measurements under Canadian or U.S. GAAP, we believe they allow us to appropriately measure our performance against our operating strategy as well as the results of our peers and competitors. They include:

•	Revenue components and average revenue per subscriber (“ARPU”);
•	Subscriber counts;
•	Operating profit;
•	Operating profit margin; and
•	Additions to PP&E.

See “Supplementary information” section for calculations of the Non-GAAP measures.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

There were no significant changes to the intercompany and related party arrangements from those disclosed in the 2005 Annual MD&A. The amounts disclosed in the following table reflect intercompany charges:

	Financial Statement	Three months ended June 30,		Six months ended June 30,
(in millions of dollars)	Classification	2006	2005	2006	2005
RCI:
Management fees	Management fees	$15.8	$10.0	$31.2	$20.1
Interest on notes payable	Interest expense	7.8	4.7	15.2	6.9
Cost of shared operating expenses	Operating, general and administrative expenses ("OG&A")	40.3	24.7	93.7	46.2
Cost of PP&E	Additions to PP&E	17.4	13.9	29.2	16.7
		81.3	53.3	169.3	89.9
RTHI:
Interest expense	Interest expense	-	7.7	-	15.3
		-	7.7	-	15.3
RWI:
Wireless products and services	OG&A	0.9	1.0	1.8	1.9
Wireless products and services for resale	Inventory/ Cost of video store sales	7.5	11.0	14.3	16.1
Transmission facilities	OG&A	(0.3)	(0.3)	(0.7)	(0.6)
Rent expense	OG&A	1.5	1.3	3.0	2.6
Consolidated billing services	OG&A	2.1	1.3	3.8	2.6
Subscriber activation commissions and customer service	Operating revenue	(10.3)	(7.0)	(21.9)	(14.0)
Long distance and roaming income	Operating revenue	(7.6)	(4.3)	(13.1)	(7.9)
Wireless broadband expenses	OG&A	-	-	(0.1)	-
Cost of PP&E	Additions to PP&E	-	-	-	(0.1)
		(6.2)	3.0	(12.9)	0.6
Media:
Access fees	Operating revenue	(2.1)	(1.9)	(4.0)	(3.6)
Advertising and production costs	Sales and marketing expenses	0.4	0.5	0.7	0.8
Sales commissions	OG&A	0.2	0.3	0.5	0.5
Programming fees	OG&A	5.6	6.1	11.1	11.3
		4.1	5.0	8.3	9.0
Other:
Programming fees paid to related broadcasters	OG&A	5.2	4.7	10.0	9.2

Rogers Cable Inc.	- 18 -	Second Quarter 2006

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Annual Audited Consolidated Financial Statements, Notes thereto, and our 2005 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. For the three and six months ended June 30, 2006, there were no changes to our critical accounting policies and estimates from those found in our 2005 Annual MD&A.

NEW ACCOUNTING STANDARDS

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”.

CICA Handbook section 3831 did not have a material impact on our consolidated financial statements for the three and six months ended June 30, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with our financial statements for the year ending December 31, 2006. We are currently evaluating the impact of this new standard.

SEASONALITY

Our operational results are subject to modest seasonal fluctuations from quarter-to-quarter. Specifically, subscriber additions and disconnections are largely attributable to movements of university and college students and individuals temporarily suspending service due to extended vacations or seasonal relocations, as well as our concentrated marketing efforts generally conducted during the fourth quarter. Video operations may also experience modest fluctuations from quarter-to-quarter due to the availability and timing of release of popular titles throughout the year. However, the fourth quarter has historically been the strongest quarter due to increased consumer activity in the retail cycle. Rogers Home Phone and Rogers Business Solutions do not have any unique seasonal aspects to their business.

Rogers Cable Inc.	- 19 -	Second Quarter 2006

Rogers Cable Inc.
Supplementary Information
Calculations of Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended June 30,		Six months ended June 30,
except ARPU figures and operating profit margin)	2006	2005	2006	2005
Core Cable ARPU
Core Cable revenue	$355.4	$318.7	$697.8	$636.8
Divided by: Average basic cable subscribers	2,254.0	2,244.3	2,258.8	2,248.3
Divided by: 3 months for quarter and 6 months for year-to-date	3	3	6	6
	$52.55	$47.34	$51.52	$47.20
Internet ARPU
Internet revenue(1)	$129.7	$107.1	$250.5	$209.5
Divided by: Average internet (residential) subscribers	1,175.4	1,004.0	1,140.2	974.4
Divided by: 3 months for quarter and 6 months for year-to-date	3	3	6	6
	$36.79	$35.55	$36.62	$35.83
Cable and Internet:
Operating Profit (before management fees)	$210.1	$173.1	$405.6	$350.7
Divided by Revenue	486.4	427.3	951.0	851.3
Cable and Internet Operating Profit Margin	43.2%	40.5%	42.6%	41.2%
Rogers Home Phone:
Operating Profit (before management fees)	$4.9	$14.6	$9.5	$28.6
Divided by Revenue	85.8	77.5	166.2	150.9
Rogers Home Phone Operating Profit Margin	5.7%	18.8%	5.7%	19.0%
Rogers Business Solutions:
Operating Profit (before management fees)	$17.4	$12.3	$30.2	$29.4
Divided by Revenue	143.5	138.9	292.5	279.9
Rogers Business Solutions Operating Profit Margin	12.1%	8.9%	10.3%	10.5%
Video stores:
Operating Profit (2)	$1.6	$2.7	$3.2	$9.9
Divided by Revenue	72.2	74.7	153.2	158.4
Video stores Operating Profit Margin	2.2%	3.6%	2.1%	6.3%

(1)    Internet ARPU calculation does not include amounts related to dial-up customers.
(2)    Video stores operating profit for the three and six months ended June 30, 2006 includes a charge of $0.4 million and $5.2 million, respectively, related to the closure of 21 Video stores

Rogers Cable Inc.	- 20 -	Second Quarter 2006

SUPPLEMENTARY INFORMATION
Rogers Cable Inc.
Unaudited Historical Statements of Income and Other Financial Information (1)

	2006		2005				2004
(In thousands of dollars)	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Operating Revenue
Cable	$342,453	$355,386	$318,031	$318,746	$326,074	$336,103	$310,088	$306,831	$316,295	$319,834
Internet	122,202	130,980	105,875	108,608	109,917	116,425	93,423	94,071	98,209	102,019
Home Phone Service	80,365	85,823	73,470	77,455	74,702	74,788	68,687	69,170	71,999	72,647
Rogers Business Solutions	148,936	143,546	141,001	138,921	139,036	142,468	130,231	129,384	130,570	137,088
Video Stores	81,053	72,158	83,641	74,735	77,077	91,473	73,887	76,940	77,449	88,678
Intercompany eliminations	(977)	(977)	(945)	(1,032)	(1,129)	(645)	(703)	(757)	(915)	(889)
Total operating revenues	$774,032	$786,916	$721,073	$717,433	$725,677	$760,612	$675,613	$675,639	$693,607	$719,377

Operating expenses
Cable and Internet	$269,112	$276,258	$246,420	$254,166	$258,150	$256,219	$235,693	$229,424	$243,596	$238,747
Home Phone Service	75,720	80,949	59,374	62,932	67,304	73,119	61,143	63,561	62,356	60,490
Rogers Business Solutions	136,152	126,173	124,279	126,624	123,771	133,266	112,816	115,964	120,304	123,809
Video Stores	79,501	70,548	76,462	72,008	72,942	87,423	68,908	70,923	70,697	78,309
Integration, restructuring and other charges	2,896	1,552	(372)	-	13,689	5,080	-	-	(5,330)	6,473
Management fees	15,481	15,757	10,105	9,971	10,288	10,991	9,462	9,497	9,787	10,167
Intercompany eliminations	(977)	(977)	(945)	(1,032)	(1,129)	(645)	(703)	(757)	(915)	(889)
Total operating expenses	$577,885	$570,260	$515,324	$524,670	$545,015	$565,454	$487,320	$488,612	$500,495	$517,106

Operating profit (2)
Cable and Internet	$195,543	$210,108	$177,486	$173,187	$177,841	$196,309	$167,818	$171,478	$170,908	$183,106
Home Phone Service	4,645	4,874	14,096	14,523	7,398	1,669	7,544	5,609	9,643	12,157
Rogers Business Solutions	12,784	17,373	16,722	12,297	15,265	9,202	17,415	13,420	10,266	13,279
Video Stores	1,552	1,610	7,179	2,727	4,135	4,050	4,979	6,017	6,752	10,369
Management fees	(15,481)	(15,757)	(10,105)	(9,971)	(10,288)	(10,991)	(9,462)	(9,497)	(9,787)	(10,167)
Integration, restructuring and other charges	(2,896)	(1,552)	372	-	(13,689)	(5,080)	-	-	5,330	(6,473)
Total operating profit	$196,147	$216,656	$205,749	$192,763	$180,662	$195,158	$188,293	$187,027	$193,112	$202,271

Depreciation and amortization	160,337	159,578	160,937	151,573	154,719	159,940	154,835	152,891	149,101	174,403
Operating income	35,810	57,078	44,812	41,190	25,943	35,218	33,458	34,136	44,011	27,868
Interest expense	(66,514)	(61,278)	(77,348)	(72,048)	(64,744)	(64,813)	(69,041)	(69,211)	(69,433)	(74,534)
Foreign exchange gain (loss)	(3,160)	4,465	(1,179)	(3,833)	7,515	(1,640)	(20,221)	(40,171)	10,425	9,515
Change in fair value of derivative instruments	289	295	1,037	173	497	444	18,349	21,483	(2,713)	(2,549)
Loss on repayment of long-term debt	-	-	-	-	-	(9,799)	(18,013)	-	-	-
Other income (expense), net	(269)	(439)	(2,211)	(388)	(992)	326	(2,656)	(3,819)	(2,923)	(3,002)
Income tax (expense) recovery
Future	-	233,451	-	-	-	-	-	-	-	-
Current	(1,155)	1,269	(1,828)	(1,451)	(1,028)	(974)	(1,362)	(2,035)	(1,780)	(1,055)
Net income (loss) for the period	$(34,999)	$234,841	$(36,717)	$(36,357)	$(32,809)	$(41,238)	$(59,486)	$(59,617)	$(22,413)	$(43,757)

Total additions to PP&E	$112,103	$161,943	$123,998	$202,025	$192,821	$223,237	$101,537	$141,465	$140,931	$260,606

(1)    Prior year figures have been restated and reclassified to conform to the current period’s presentation as discussed in notes 2 and 14 to the Unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2006.
(2)    As defined in our 2005 Annual MD&A - See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Cable Inc.	- 21 -	Second Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. All statements that are not historical facts constitute forward-looking statements, as generally do statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions.

Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a more detailed discussion of the risks, uncertainties, material factors and assumptions associated with our business that were applied in drawing conclusions or making a forecasts set out in such forward looking information, see the section of our 2005 Annual MD&A entitled “Risks and Uncertainties” (found on pages 32 to 36), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections herein. Our annual and quarterly MD&A’s can be found on www.sedar.com and www.sec.gov.

Additional Information

Additional information relating to us, including our Annual Information Form, amended Form 20-F and a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Cable Inc.	- 22 -	Second Quarter 2006

Rogers Cable Inc.
Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2006

Rogers Cable Inc.	- 1 -	Second Quarter 2006

 ROGERS CABLE INC.
Unaudited Consolidated Statements of Income

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars, except per share data)	2006	2005	2006	2005
		(Restated -		(Restated -
		note 2)		note 2)
Operating revenue	$786,916	$717,433	$1,560,948	$1,438,506
Cost of video stores sales	35,724	34,147	73,952	72,567
Sales and marketing expenses	100,823	93,760	196,169	183,276
Operating, general and administrative expenses	416,049	386,792	837,183	764,447
Video store closure expenses (note 9)	355	-	5,155	-
Integration expenses (note 2)	1,552	-	4,448	-
Other	-	-	-	(372)
Management fees	15,757	9,971	31,238	20,076
Depreciation and amortization	159,578	151,573	319,915	312,510
Operating income	57,078	41,190	92,888	86,002
Interest:
Long-term debt	(53,495)	(59,627)	(112,603)	(127,210)
Notes payable to parent and affiliated company	(7,783)	(12,421)	(15,189)	(22,186)
	(4,200)	(30,858)	(34,904)	(63,394)
Foreign exchange gain (loss)	4,465	(3,833)	1,305	(5,012)
Change in the fair value of derivative instruments	295	173	584	1,210
Gain on sale of investments	-	-	103	489
Other expense	(439)	(388)	(811)	(3,088)
Income (loss) before income taxes	121	(34,906)	(33,723)	(69,795)

Income tax expense (recovery) (note 7):
Current	(1,269)	1,451	(114)	3,279
Future	(233,451)	-	(233,451)	-
Net income (loss) for the period	$234,841	$(36,357)	$199,842	$(73,074)

Earnings (loss) per share - basic and diluted (note 8)	$1.08	$(0.17)	$0.92	$(0.33)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	- 2 -	Second Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2006	2005	2006	2005
		(Restated -		(Restated -
		note 2)		note 2)
Cash provided by (used in):
Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$234,841	$(36,357)	$199,842	$(73,074)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	171,120	166,581	344,238	343,496
Write-off of Video store assets (note 9)	355	-	2,855	-
Gain on sale of investments	-	-	(103)	(489)
Unrealized foreign exchange loss	-	1,819	-	2,522
Change in the fair value of derivative instruments	(295)	(173)	(584)	(1,210)
Stock-based compensation expense	1,908	1,871	4,434	3,479
Future income taxes	(233,451)	-	(233,451)	-
Other	2,035	692	2,412	859
	176,513	134,433	319,643	275,583
Change in non-cash working capital (note 11)	(49,215)	7,277	(36,865)	(52,310)
	127,298	141,710	282,778	223,273
Financing activities:
Issuance of long-term debt	117,000	72,000	209,000	454,000
Repayment of long-term debt	(61,002)	(343,012)	(91,020)	(694,671)
Proceeds on termination of cross-currency interest rate exchange agreements	-	-	-	402,191
Payment on termination of cross-currency interest rate exchange agreements	-	-	-	(470,825)
Finance costs incurred	-	(2,400)	-	(2,400)
Capital distribution to Rogers Communications Inc.	(18,000)	(18,000)	(36,000)	(36,000)
Issue of notes payable to Rogers Communications Inc.	19,000	362,000	89,000	568,000
Repayment of notes payable to Rogers Communications Inc.	(20,000)	-	(130,008)	(66,000)
	36,998	70,588	40,972	154,295
Investing activities:
Additions to property, plant and equipment ("PP&E")	(161,943)	(202,025)	(274,046)	(326,023)
Change in non-cash working capital related to PP&E	1,477	9,212	(6,493)	(27,891)
Additions to video rental inventory	(11,036)	(17,102)	(23,214)	(31,573)
Pre-operating costs incurred	-	(6,939)	-	(10,690)
Proceeds on sale of investments	-	-	103	489
Proceeds on sale of PP&E	-	46	-	150
	(171,502)	(216,808)	(303,650)	(395,538)
Increase (decrease) in cash and cash equivalents	(7,206)	(4,510)	20,100	(17,970)
Cash deficiency, beginning of period	(923)	(14,349)	(28,229)	(889)
Cash deficiency, end of period	$(8,129)	$(18,859)	$(8,129)	$(18,859)

Supplemental cash flow information:
Interest paid	$72,871	$77,037	$129,436	$146,051
Income taxes paid	352	1,621	1,522	3,491

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	- 3 -	Second Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Balance Sheets

	As at
	June 30,	December 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
ASSETS
Current assets:
Accounts receivable	$193,451	$186,448
Other current assets	104,685	90,111
	298,136	276,559
Property, plant and equipment (note 3)	3,275,007	3,305,193
Goodwill	926,445	926,445
Future tax asset (note 7)	459,878	-
Deferred charges	51,221	55,803
Intangible assets	-	19,522
Other long-term assets	29,261	30,436
	$5,039,948	$4,613,958
Liabilities and Shareholder's Equity (Deficiency)
Current liabilities:
Bank advances, arising from outstanding cheques	$8,129	$28,229
Accounts payable and accrued liabilities	407,397	422,572
Notes payable to parent and affiliated companies (note 4)	895,000	1,567,895
Current portion of long-term debt (note 5)	450,564	589
Current portion of derivative instruments	208	791
Due to parent and affiliated companies (note 12)	8,727	22,946
Unearned revenue	71,963	53,960
	1,841,988	2,096,982
Long-term debt (note 5)	2,265,950	2,675,827
Derivative instruments	424,625	347,994
	4,532,563	5,120,803
Shareholder's equity (deficiency) (note 6)	507,385	(506,845)
	$5,039,948	$4,613,958

Subsequent event (note 5)
Commitments (note 13)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	- 4 -	Second Quarter 2006

ROGERS CABLE INC.
Unaudited Consolidated Statement of Deficit

	Six Months Ended,
	June 30,	June 30,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
Deficit, beginning of the period	$(3,181,282)	$(3,032,869)
Net income (loss) for the period	199,842	(73,074)
Adjustment related to future income taxes (note 7)	220,459	-
Deficit, end of the period	$(2,760,981)	$(3,105,943)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Cable Inc.	- 5 -	Second Quarter 2006

ROGERS CABLE INC.
Notes to Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2006 and 2005

These interim Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) and should be read in conjunction with the Audited Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the “2005 Financial Statements”).

1.    Basis of Presentation and Accounting Policies:

These interim Unaudited Consolidated Financial Statements include the accounts of Rogers Cable Inc. and its subsidiaries (collectively “the Company”). The Company is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year-end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements, except as disclosed in notes 2 and 14.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with the financial statements of the Company for the year ending December 31, 2006. The Company is currently evaluating the impact of this new standard.

2.    Transfer of the Operating Subsidiaries of Rogers Telecom Holdings Inc.:

On July 1, 2005, RCI acquired 100% of Call-Net Enterprises Inc. (“Call-Net”) in a share for share transaction. Call-Net was subsequently re-named Rogers Telecom Holdings Inc. (“RTHI”).

On January 9, 2006, ownership in the operating subsidiaries of RTHI and intercompany balances between RTHI and its subsidiaries were transferred from RTHI to the Company. As consideration for the transfer of the investment in these subsidiaries and intercompany balances, the Company issued 1,000,000 Ninth Preferred Shares to RTHI with a value of $654.0 million. For accounting purposes, the investment in the subsidiary companies and intercompany balances were transferred from RTHI to the Company at their carrying values.

Rogers Cable Inc.	- 6 -	Second Quarter 2006

2.    Transfer of the Operating Subsidiaries of Rogers Telecom Holdings Inc. (continued):

The Ninth Preferred Shares were redeemed by the Company through the issuance of a non-interest bearing deeply subordinated demand promissory note payable to RTHI in the amount of $654.0 million. RCI made a capital contribution to the Company equal to the amount of the deeply subordinated non-interest bearing demand promissory note. The capital contribution was satisfied by set-off against this demand promissory note and recorded to contributed surplus.

As a result of the reorganization and corresponding changes to the Company’s management reporting, the Company’s reportable segments changed effective January 2006 as follows: Cable and Internet; Rogers Business Solutions; Rogers Home Phone and Video Stores (note 14).

When a transfer of a business under common control is not measured at the exchange amount, as was the case with the transfer of the ownership of the operating subsidiaries of RTHI from RCI to the Company, GAAP requires that, for all periods presented, the consolidated financial statements of the Company reflect the assets and liabilities of these operating subsidiaries at their net book value as recorded in their accounts prior to the transaction. Additionally, GAAP requires that the reported income of the Company include the income of these operating subsidiaries of RTHI for all of 2005, not just from the July 1, 2005 date when RCI acquired RTHI. As a result, the financial statements of the Company presented for prior periods have been restated to reflect the financial position and the results of operations as if the Company and the operating subsidiaries of RTHI had been combined since their inception.

During the three and six months ended June 30, 2006, the Company incurred integration expenses related to the Call-Net Acquisition of $1.6 million and $4.4 million, respectively.

3.    Property, Plant and Equipment:

Details of property, plant and equipment are as follows:

	June 30, 2006			December 31, 2005 (Restated - Note 2)
		Accumulated			Accumulated
	Cost	Depreciation	Net Book Value	Cost	Depreciation	Net Book Value
Land and buildings	$74,237	$21,184	$53,053	$74,228	$19,867	$54,361
Towers and headends	708,102	383,051	325,051	704,886	341,951	362,935
Distribution cable and subscriber drops	4,183,799	2,183,231	2,000,568	4,072,926	2,069,915	2,003,011
Modems and set-top terminals	789,729	452,518	337,211	714,271	404,592	309,679
Programming and other equipment	96,477	71,933	24,544	89,287	63,192	26,095
Network equipment	547,433	300,376	247,057	521,929	267,193	254,736
Computer equipment and software	693,938	499,218	194,720	661,294	461,285	200,009
Leasehold improvements	144,587	103,697	40,890	142,203	99,297	42,906
Other equipment	221,652	169,739	51,913	219,103	167,642	51,461

	$7,459,954	$4,184,947	$3,275,007	$7,200,127	$3,894,934	$3,305,193

Rogers Cable Inc.	- 7 -	Second Quarter 2006

4.    Notes Payable to Parent and Affiliated Companies:

The notes payable to parent and affiliated companies are comprised of the following:

	June 30,	December 31,
(in thousands of dollars)	2006	2005
		(Restated - note 2)
RCI	$895,000	$936,008
RTHI	-	631,887
	$895,000	$1,567,895

The notes payable to RCI are unsecured subordinated demand promissory notes bearing interest at 3.5% per annum.

The notes payable to RTHI were demand promissory notes bearing interest at various rates. These notes were due to RTHI from its former operating subsidiaries. The ownership of these operating subsidiaries and intercompany balances was transferred from RTHI to the Company in January 2006 and, as described in note 2, the comparative figures presented herein reflect the combined financial position and results of operations as if these operating subsidiaries were combined with the Company since inception.

On June 30, 2005, prior to the acquisition by RCI, Call-Net completed a transaction in which it reorganized its intercompany debt that had a book value of $1,420.1 million.  This transaction resulted in a reduction to the intercompany debt of $834.2 million with an offsetting adjustment to contributed surplus in Call-Net’s subsidiaries.

5.    Long-term Debt:

	Interest	June 30,	December 31,
(in thousands of dollars)	Rate	2006	2005
(i) Bank credit facility	Floating	$385,000	$267,000
(ii) Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
(iii) Senior Secured Second Priority Notes, due 2011	7.25%	175,000	175,000
(iv) Senior Secured Second Priority Notes, due 2012	7.875%	390,250	408,065
(v) Senior Secured Second Priority Notes, due 2013	6.25%	390,250	408,065
(vi) Senior Secured Second Priority Notes, due 2014	5.50%	390,250	408,065
(vii) Senior Secured Second Priority Notes, due 2015	6.75%	312,200	326,452
(viii)Senior Secured Second Priority Debentures, due 2032	8.75%	223,000	233,180
(ix) Obligations under capital lease	8.836%	564	589
		$2,716,514	$2,676,416
Less current portion		(450,564)	(589)
		$2,265,950	$2,675,827

Rogers Cable Inc.	- 8 -	Second Quarter 2006

5.    Long-term Debt (continued):

Subsequent to June 30, 2006, the Company entered into an amendment to its bank credit facility to insert provisions for the springing release of security in a similar fashion as provided in all of the Company’s public debt indentures. This provision basically provides that if the Company has two investment grade ratings on its debt and there is no other debt or cross-currency interest rate exchange agreement secured by a bond issued under its deed of trust, then the security provided for a particular debt instrument will be discharged upon 45 days prior notice by the Company. A similar amendment is being made in each of the Company’s cross-currency interest rate exchange agreements.

6.    Shareholder’s Equity (Deficiency):

	June 30,	December 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
Capital Stock:
Authorized:
Unlimited Class A common shares, voting
Unlimited Class B common shares, voting
100,000,000 Class B preferred shares
Unlimited prime plus 1.25%, cumulative, first preferred shares, redeemable at $1,000 per share
Unlimited 9.625%, cumulative, third preferred shares, redeemable at $1,000 per share
Unlimited 9.65%, non-cumulative, fourth preferred shares, redeemable at $1,000 per share
Unlimited 9.7%, non-cumulative, fifth preferred shares, redeemable at $1,000 per share
Unlimited 9.75%, non-cumulative, sixth preferred shares, redeemable at $1,000 per share
Unlimited 9.8%, non-cumulative, seventh preferred shares, redeemable at $1,000 per share
Unlimited 8.0%, cumulative, eighth preferred shares, redeemable at fair market value per share of consideration received
Unlimited 8.0%, cumulative, ninth preferred shares, redeemable at fair market value per share of consideration received
Issued:
100,000,000 Class A common shares	$229,014	$229,014
118,166,003 Class B common shares	1,382,808	1,418,808
306,904 fourth preferred shares	1	1
151,800 seventh preferred shares	162,643	162,643
	1,774,466	1,810,466
Contributed surplus	1,493,900	863,971
Deficit	(2,760,981)	(3,181,282)
Shareholder's equity (deficiency)	$507,385	$(506,845)

Rogers Cable Inc.	- 9 -	Second Quarter 2006

6.    Shareholder’s Equity (Deficiency) (continued):

(i)    During the six months ended June 30, 2006, the Company completed the following capital stock transactions:

(a)	Issued 1,000,000 ninth preferred shares to RTHI, a related party, with a value of $654.0 million (note 2).

(b)	Redeemed 1,000,000 ninth preferred shares in exchange for a $654.0 million non-interest bearing demand promissory note payable to RTHI, which then reassigned the note payable to RCI (note 2).

(ii)    During the three months ended June 30, 2006, the Company recorded a $21.2 million reduction in its contributed surplus resulting from an adjustment made to the transfer of the ownership of the operating subsidiaries of RTHI from RCI to the Company that occurred on January 9, 2006 (note 2).

(iii)    During the six months ended June 30, 2006, the Company redeemed the $654.0 million non-interest bearing deeply subordinated demand promissory note payable to RCI in exchange for a capital contribution of $654.0 million which was recorded to contributed surplus.

(iv)    During the three and six months ended June 30, 2006, the Company distributed $18.0 million and $36.0 million, respectively, to RCI as a return of capital. This distribution was recorded as a reduction in the stated capital of the Class B common shares.

 (v)    Stock-based compensation:

During the three and six months ended June 30, 2006, the Company recorded compensation expense of approximately $1.9 million and $4.4 million, respectively, (2005 - $1.9 million and $3.5 million, respectively), related to RCI stock options granted to employees; an amendment to the RCI option plans; the grant of RCI performance options to certain key employees; and RCI restricted share units granted to employees. The corresponding adjustment was recorded in contributed surplus. The details of these stock-based compensation transactions are as follows:

(a)
There were 6,320 and 85,810 options granted to employees during the three and six months ended June 30, 2006, respectively (2005 - nil and 69,000 options, respectively). The weighted average estimated fair value at the date of the grant for RCI options granted during the three and six months ended June 30, 2006 was $18.45 per share and $17.65 per share, respectively (2005 - $nil and $15.34 per share, respectively). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Risk-free interest rate	4.32%	-	4.07%	4.01%
Dividend yield	0.31%	-	0.33%	0.29%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	36.71%	-	37.43%	43.93%
Weighted average expected life of the options	4.9 years	-	4.9 years	5.6 years

Rogers Cable Inc.	- 10 -	Second Quarter 2006

6.    Shareholder’s Equity (Deficiency) (continued):
(b)
Effective March 1, 2006, RCI amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option-holder, or the resignation of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in a $0.6 million charge to expense on the March 1, 2006 measurement date. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	42.30%
Weighted average expected life of options	5.6 years

(c)
On March 1, 2006, RCI granted 63,550 performance options to certain employees of the Company. These options vest on a straight line basis over four years provided that certain targeted stock prices of RCI are met. A binomial valuation model was used to determine the $1.1 million fair value of the options granted to employees of the Company at the date of grant. Of this $1.1 million, $0.1 million and $0.1 million was recorded as compensation cost in the three and six months ended June 30, 2006, respectively, with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk-free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	39.60%
Weighted average expected life of options	5.4 years

(d)
During the three and six months ended June 30, 2006, nil and 36,615 restricted share units of RCI, respectively, were issued to employees of the Company (2005 - nil and 45,576, respectively). As at June 30, 2006, 133,107 restricted share units were outstanding (2005 - 96,492) related to employees of the Company. These restricted share units vest at the end of three years from the grant date. The Company records compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares of RCI.

Rogers Cable Inc.	- 11 -	Second Quarter 2006

7.    Income Taxes:

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax ("LCT"). Due to the elimination of the LCT, a current income tax recovery of $1.3 million has been recorded for the three month period ended June 30, 2006 (2005 - $1.5 million expense) to reverse amounts expensed during the previous quarter.

The Company (which includes the former operating subsidiaries of RTHI) recorded a future income tax recovery for the three and six month periods ended June 30, 2006 of $233.5 million, resulting primarily from the reduction of the valuation allowance. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and available tax planning strategies involving RCI and its subsidiaries. Based on management's estimate of the expected realization of future income tax assets during the current period, the Company reduced the valuation allowance recorded against certain future income tax assets by $459.9 million to reflect that it is more likely than not that the future income tax assets will be realized. Approximately $226.4 million of the reduction in the valuation allowance related to a valuation allowance recorded against future income tax assets related to the former operating subsidiaries of RTHI which existed on the date of a financial reorganization and comprehensive revaluation in 2002. Accordingly, the reversal of this portion of the valuation allowance has been reflected as a reduction in intangible assets of $6.0 million and $220.4 million has been recorded as a credit to the deficit in shareholders’ equity, consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation.

As at December 31, 2005, the financial position of the Company, which includes the former operating subsidiaries of RTHI (note 2) included net future tax assets of approximately $549.0 million against which a full valuation allowance was recorded. The valuation allowance included approximately $543.0 million of income tax assets primarily related to non-capital loss carryforwards and approximately $6.0 million of income tax assets related to losses on capital account.

As at December 31, 2005, the Company had approximately $1,670.0 million in non-capital loss carryforwards available to reduce future income for income tax purposes.

8.    Earnings (Loss) Per Share:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars, except per share amounts)	2006	2005	2006	2005
		(Restated -		(Restated -
		note 2)		note 2)
Numerator:
Net income (loss) for the period	$234,841	$(36,357)	$199,842	$(73,074)

Denominator:
Weighted average shares outstanding-basic and diluted	218,166	218,166	218,166	218,166
Earnings (loss) per share for the period - basic and diluted	$1.08	($0.17)	$0.92	($0.33)

9.    Video Store Closure Expenses:

During the first quarter of 2006, the Company made the decision to close 21 of its Video stores in Ontario and Quebec. The costs to exit these stores include lease termination and involuntary severance costs totaling nil and $2.3 million for the three and six months ended June 30, 2006, respectively, as well as a writedown of the related property, plant and equipment totaling $0.3 million and $2.8 million for the three and six months ended June 30, 2006, respectively.

Rogers Cable Inc.	- 12 -	Second Quarter 2006

10.    Pensions:

During the three and six months ended June 30, 2006, the Company made required contributions to the RCI pension plans in the amount of $3.3 million and $6.4 million, respectively (2005 - $2.7 million and $5.5 million, respectively). Total pension expense for the three and six months ended June 30, 2006 was $3.3 million and $7.4 million, respectively (2005 - $2.1 million and $4.9 million, respectively). In addition, the expense related to unfunded supplemental executive retirement plans for the three and six months ended June 30, 2006 was nil and $0.1 million, respectively (2005 - nil and $0.1 million, respectively).

11.    Consolidated Statements of Cash Flows - Supplemental Information:

The changes in non-cash working capital items are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2006	2005	2006	2005
		(Restated - note 2)		(Restated - note 2)
Cash provided by (used in):
Decrease (increase) in accounts receivable	$(11,273)	$(1,891)	$(7,002)	$25,024
Increase (decrease) in accounts payable and accrued liabilities	(854)	5,064	(10,998)	(74,530)
Increase (decrease) in unearned revenue	(29)	1,200	18,003	3,711
Increase in other assets	(12,072)	(10,931)	(16,958)	(4,015)
Increase (decrease) in amounts due to parent and affiliated companies, net	(24,987)	13,835	(19,910)	(2,500)
	$(49,215)	$7,277	$(36,865)	$(52,310)

12.    Related Party Transactions:

The amounts due to (from) RCI and its subsidiaries are comprised of the following:

	June 30,	December 31,
(in thousands of dollars)	2006	2005
		(Restated -
		note 2)
RCI	$32,083	$20,778
Rogers Wireless Inc. ("RWI")	(24,801)	825
Rogers Media Inc. ("Media")	1,445	1,295
Other affiliated companies	-	48
	$8,727	$22,946

The above amounts reflect inter-company charges for capital and operating expenditures that are short term in nature.

Rogers Cable Inc.	- 13 -	Second Quarter 2006

12.    Related Party Transactions (continued):

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

	Financial Statement	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	Classification	2006	2005	2006	2005
			(Restated -		(Restated -
			note 2)		note 2)
RCI:
Management fees	Management fees	$15,757	$9,971	$31,238	$20,076
Interest on notes payable	Interest expense	7,783	4,770	15,189	6,892
Interest related to capital leases	Interest expense	3	4	6	8
Cost of shared operating expenses	Operating, general and administrative expenses ("OG&A")	40,282	24,675	93,693	46,235
Cost of PP&E	Additions to PP&E	17,452	13,936	29,227	16,732
		81,277	53,356	169,353	89,943
RTHI:
Interest expense	Interest expense	-	7,651	-	15,298
		-	7,651	-	15,298
RWI:
Wireless products and services	OG&A	871	1,047	1,807	1,841
Wireless products and services for resale	Inventory/ Cost of video store sales	7,565	11,027	14,257	16,131
Transmission facilities	OG&A	(326)	(326)	(652)	(652)
Rent expense	OG&A	1,481	1,284	2,962	2,567
Consolidated billing services	OG&A	2,133	1,337	3,793	2,576
Subscriber activation commissions and customer service	Operating revenue	(10,294)	(7,014)	(21,874)	(14,003)
Long distance and roaming income	Operating revenue	(7,620)	(4,348)	(13,080)	(7,977)
Wireless broadband expenses	OG&A	-	-	(119)	-
Cost of PP&E	Additions to PP&E	-	-	-	125
		(6,190)	3,007	(12,906)	608
Media:
Access fees	Operating revenue	(2,110)	(1,907)	(4,051)	(3,627)
Advertising and production costs	Sales and marketing expenses	387	540	676	747
Sales commissions	OG&A	254	273	492	530
Programming fees	OG&A	5,573	6,070	11,110	11,267
		4,104	4,976	8,227	8,917
Other:
Programming fees paid to related broadcasters	OG&A	5,190	4,723	10,025	9,214

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or RCI. During the three and six months ended June 30, 2006, the total amounts paid by the Company to these related parties are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of dollars)	2006	2005	2006	2005
Legal services and commissions paid on premiums for insurance coverage	$375	$304	$442	$348
Programming services	-	-	-	1,552
Interest charges and other financing fees	-	5,603	-	13,085
	$375	$5,907	$442	$14,985

Rogers Cable Inc.	- 14 -	Second Quarter 2006

13.    Commitments:

The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts are as follows:

Year ending December 31:
(in thousands of dollars)
2006	$96,394
2007	73,509
2008	61,879
2009	55,014
2010	47,040
2011 and thereafter	69,506
$403,342

Rogers Cable Inc.	- 15 -	Second Quarter 2006

14.    Segmented Information:

As discussed in note 2, effective January 2006 the Company has the following reportable segments:

ROGERS CABLE INC.
Segmented Information
For the three months ended June 30, 2006	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(In thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$486,366	$85,823	$143,546	$72,158	$(977)	$786,916
Cost of video stores sales	-	-	-	35,724	-	35,724
Sales and marketing expenses	30,895	22,515	17,711	29,702	-	100,823
Operating, general and administrative expenses	245,363	58,434	108,462	4,767	(977)	416,049
Video store closure expenses	-	-	-	355	-	355
	210,108	4,874	17,373	1,610	-	233,965
Integration expenses						1,552
Management fees						15,757
Depreciation and amortization						159,578
Operating income						57,078
Interest:
Long-term debt						53,495
Notes payable to parent - RCI						7,783
Foreign exchange gain						(4,465)
Change in the fair value of derivative instruments						(295)
Other						439
Income tax recovery						(234,720)
Net income for the period						$234,841
Additions to property, plant and equipment	$106,877	$37,522	$16,266	$1,278		$161,943

For the three months ended June 30, 2005	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(Restated - Note 2; In thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$427,354	$77,455	$138,921	$74,735	$(1,032)	$717,433
Cost of video stores sales	-	-	-	34,147	-	34,147
Sales and marketing expenses	33,725	8,760	17,929	33,346	-	93,760
Operating, general and administrative expenses	220,441	54,173	108,695	4,515	(1,032)	386,792
	173,188	14,522	12,297	2,727	-	202,734
Management fees						9,971
Depreciation and amortization						151,573
Operating income						41,190
Interest:
Long-term debt						59,627
Notes payable to parent - RCI						4,770
Notes payable to affiliated company - RTHI						7,651
Foreign exchange loss						3,833
Change in fair value of derivative instruments						(173)
Other						388
Income tax expense						1,451
Loss for the period						$(36,357)
Additions to property, plant and equipment	$136,280	$39,078	$22,452	$4,215		$202,025

Rogers Cable Inc.	- 16 -	Second Quarter 2006

14.    Segmented Information (continued):

ROGERS CABLE INC.
Segmented Information
For the six months ended June 30, 2006	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(In thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$951,021	$166,188	$292,482	$153,211	$(1,954)	$1,560,948
Cost of video stores sales	-	-	-	73,952	-	73,952
Sales and marketing expenses	61,415	39,726	34,217	60,811	-	196,169
Operating, general and administrative expenses	483,955	116,943	228,108	10,131	(1,954)	837,183
Video store closure expenses	-	-	-	5,155	-	5,155
	405,651	9,519	30,157	3,162	-	448,489
Integration expenses						4,448
Management fees						31,238
Depreciation and amortization						319,915
Operating income						92,888
Interest:
Long-term debt						112,603
Notes payable to parent - RCI						15,189
Foreign exchange gain						(1,305)
Change in the fair value of derivative instruments						(584)
Gain on sale of investments						(103)
Other						811
Income tax recovery						(233,565)
Net income for the period						$199,842
Additions to property, plant and equipment	$188,723	$59,133	$23,814	$2,376		$274,046

For the six months ended June 30, 2005	Cable	Rogers Home	Rogers Business	Video	Corporate items	Consolidated
(Restated - Note 2; In thousands of dollars)	and Internet	Phone	Solutions	Stores	and eliminations	totals
Operating revenue	$851,260	$150,925	$279,922	$158,376	$(1,977)	$1,438,506
Cost of video stores sales	-	-	-	72,567	-	72,567
Sales and marketing expenses	64,540	17,115	35,482	66,139	-	183,276
Operating, general and administrative expenses	436,047	105,192	215,421	9,764	(1,977)	764,447
Other charges	-	-	(372)	-	-	(372)
	350,673	28,618	29,391	9,906	-	418,588
Management fees						20,076
Depreciation and amortization						312,510
Operating income						86,002
Interest:
Long-term debt						127,210
Notes payable to parent - RCI						6,888
Notes payable to affiliated company - RTHI						15,298
Foreign exchange loss						5,012
Change in fair value of derivative instruments						(1,210)
Other						2,599
Income tax expense						3,279
Loss for the period						$(73,074)
Additions to property, plant and equipment	$223,067	$64,603	$30,546	$7,807		$326,023

Rogers Cable Inc.	- 17 -	Second Quarter 2006